

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2021

Mary Mabey
General Counsel
ATN International, Inc.
500 Cummings Center, Suite 2450
Beverly, Massachusetts 01915

> **Re:** **ATN International, Inc.**
> **Form 10-Q**
> **Exhibit No. 10.1**
> **Filed November 4, 2020**
> **File No. 001-12593**

Dear Ms. Mabey:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance